FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Tuchman,	Kenneth	D.		Teletech Holdings, Inc. (TTEC)				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	9197 South Peoria Street						1/17/03		Chairman and Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One
	Englewood	CO	80112						Reporting Person

	(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		1/17/03				G			21,000(1)	D	(1)		15,726,272		D

	Common Stock													306,895(2)		I		By Tuchman Family LLP

	Common Stock													100,000(2)		I		By Kenra Family, LLP

	Common Stock													10,000		I		By Spouse

	Common Stock													20,000,000(1)(2)		I		By KDT Family, LLLP

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
Mr. Tuchman gifted 21,000 shares to a Trust for which Mr. Tuchman disclaims any pecuniary or beneficial interest.

(2)
The reporting person disclaims beneficial ownership of the TTEC stock held by each of these entities, except to the extent of his pecuniary interest.

*	01/20/03
**Signature of Reporting Person	Date
*By	/s/ Christy O'Connor Christy O'Connor, Attorney in fact
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS:

        WHEREAS, the position the undersigned holds with TeleTech Holdings, Inc., a Delaware corporation (the "Company"), subjects him to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Act");

        NOW, THEREFORE, the undersigned constitutes and appoints James B. Kaufman and Christy O'Connor and each of them, as attorneys for me and in my name, place and stead, and in my capacity with the Company to execute and file such forms, including Form 3, Form 4, or Form 5, and any amendments thereto, with the Securities and Exchange Commission as are required pursuant to Section 16(a) of the Act when I am unable to execute such forms myself.

        IN WITNESS WHEREOF, the undersigned has set his hand this 2nd day of April, 2001.

/s/ KENNETH TUCHMAN Kenneth Tuchman